The Spain Fund

500 Plaza Drive  Secaucus  NJ  07094

(201) 319-4000





Management Statement Regarding Compliance with

Certain Provisions of the Investment Company Act of 1940



We, as members of management of The Spain Fund, Inc. (the "Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies", of the Investment Company Act of 1940. We are also responsible for establishing and maintaining an effective internal control structure over compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of March 13, 1998.



Except as indicated below, all securities owned by the company as reflected in the accounting records of the Company at March 13, and which are denoted by such records as being under the control of Banco Bilbao Vizcaya, S.A. (" the subcustodian") were held in book entry form by the Spanish central depository, Servicio de Compensacion y Liquidacion de Valores ("SCL"). The securities maintained by SCL are held in an omnibus account on behalf of the subcustodian. At March 13, 1998, the subcustodian physically held 1,511,470 shares of Unidad Editorial, S.A. Series A.



Based on this evaluation as of March 13, 1998, we assert that the Company was in compliance with those provisions of Rule 17f-2 of the Investment Company Act of 1940, with respect to securities reflected in the investment account of the Company.







The Spain Fund, Inc.

By:







____________________________________

Name/Title







____________________________________

Name/Title